SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ---------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



          (Mark One)
             |X|  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
             March 7, 1996 (Date of Inception) to December 31, 1996
                                       OR
             |_|      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
             For the transition period from __________ to __________

                         Commission file number 1-14108


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               360 Communications Company Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its executive office:

                           360 Communications Company
                              8725 W. Higgins Road
                                Chicago, Illinois
                                   60631-2702

                           360 COMMUNICATIONS COMPANY

                             RETIREMENT SAVINGS PLAN

                               1996 ANNUAL REPORT

                                      WITH

                         REPORT OF INDEPENDENT AUDITORS

                           360 COMMUNICATIONS COMPANY

                             RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedules

             March 7, 1996 (Date of Inception) to December 31, 1996





                                    Contents

Report of Independent Auditors.................................................1

Financial  Statements

Statement of Net Assets Available for Benefits With Fund Information...........2

Statement of Changes in Net Assets Available for Benefits With Fund
Information....................................................................3

Notes to Financial Statements..................................................4

Supplemental Schedules

Item 27a - Schedule of Assets Held for Investment Purposes....................10

Item 27d - Schedule of Reportable Transactions................................11

                         Report of Independent Auditors


The Administrative Committee
360 Communications Company

We have audited the accompanying statement of net assets available for benefits of the 360 Communications Company Retirement Savings Plan (the "Plan") as of December 31, 1996, and the related statement of changes in net assets available for benefits from March 7, 1996 (date of inception) to December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996, and the changes in net assets available for benefits from March 7, 1996 (date of inception) to December 31, 1996, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the index to financial statements are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                               Ernst & Young LLP





Chicago, Illinois
June 19, 1997

                                         360 Communications Company Retirement Savings Plan
                                                  Statement of Net Assets Available
                                                 For Benefits With Fund Information
                                                          December 31, 1996
                                                       (Thousands of Dollars)



                                           Company   Sprint   Equity            Over the                    Managed      Loan
                                            Stock    Stock    Income  Magellan  Counter  Overseas   Bond    Income   Receivables,
                                 Total      Fund     Fund     Fund      Fund      Fund     Fund     Fund     Fund         net
                                --------- --------- -------- -------  -------- --------- --------- -------- --------  -----------

Investments at Fair Value:
 Common Stock:  Company
 Stock Fund, Sprint Stock Fund   $19,831    $7,087  $12,744

Equity Mutual Funds: Equity
 Income Fund, Magellan Fund,
 Over the Counter, Overseas
 Fund                             15,967                     $7,489    $5,499    $1,554    $1,425

Bond Mutual Funds: Bond Fund       1,054                                                            $1,054

Managed Income Fund                6,503                                                                     $6,503

Loan Receivables, net              2,024                                                                                 $2,024
                               ---------- --------- -------- -------  -------- --------- --------- -------- --------  -----------
Net Assets Available for
 Benefits                        $45,379    $7,087  $12,744  $7,489    $5,499    $1,554    $1,425   $1,054   $6,503      $2,024
                               ========== ========= ======== =======  ======== ========= ========= ======== ========  ===========






























                                                  See Notes to Financial Statements


                                         360 Communications Company Retirement Savings Plan
                                                 Statement of Changes in Net Assets
                                            Available for Benefits with Fund Information
                                       March 7, 1996 (Date of Inception) to December 31, 1996
                                                       (Thousands of Dollars)




                                         Company   Sprint    Equity                Over the                    Managed     Loan
                                          Stock    Stock     Income   Magellan     Counter  Overseas   Bond    Income   Receivables,
                               Total      Fund      Fund      Fund      Fund        Fund      Fund     Fund     Fund        net
                              --------- --------- --------- --------- ---------- ---------- -------- -------- --------- -----------

Investment Income:
   Dividends                   $ 1,793    $    -   $   333    $  324     $  620    $  136    $   82    $   33    $  265
   Realized and Unrealized
    Appreciation
    (Depreciation) in the
    Fair Value of Investments    1,908       162     1,436       480       (225)        18       21       16         -
                              --------- --------- --------- --------- ---------- ---------- -------- -------- ---------

    Net Investment Income        3,701       162     1,769       804        395        154      103       49       265

Contributions - Employer, net    4,854     1,498       (73)      849        922        209      224      359       865
Contributions - Employee         4,836     1,414         1       909      1,029        256      266      198       764
Loan Repayment - principal           -       207         -        97         81         15       21       14       141     $ (576)
Loan Repayment - interest           89        32         -        15         14          2        3        2        21         -
Withdrawals                     (1,144)     (358)     (268)     (132)      (128)        (3)     (32)     (12)     (161)       (50)
Fund Transfers, net                  -     1,668    (1,922)      479       (215)       612      225        3      (850)        -
Loan Withdrawals                     -      (157)     (288)     (213)      (167)       (28)     (34)     (17)     (332)     1,236
Other, net                          (9)       (2)        3        (2)        (1)        (1)       -       (2)       (5)         1
                              --------- --------- --------- --------- ---------- ---------- -------- -------- --------- -----------
  Net Increase (Decrease)       12,327     4,464      (778)    2,806      1,930      1,216      776      594       708        611

Net Assets Available
 for Benefits:
  Transfer from Sprint
  Retirement Savings Plan       33,052     2,623    13,522     4,683      3,569        338      649      460     5,795      1,413
                              --------- --------- --------- --------- ---------- ---------- -------- -------- --------- -----------

   End of year                 $45,379    $7,087   $12,744    $7,489     $5,499     $1,554   $1,425   $1,054    $6,503     $2,024
                              ========= ========= ========= ========= ========== ========== ======== ======== ========= ===========



















                                                  See Notes to Financial Statements

               360 COMMUNICATIONS COMPANY RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1996


1. DESCRIPTION OF THE PLAN

   The following brief description of the 360 Communications Company Retirement Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document and the summary plan description for more complete information.

   Background

   On July 26, 1995, Sprint Corporation ("Sprint") announced that its Board of Directors decided to pursue a tax-free spinoff of 360 Communications Company (the "Company") to Sprint shareholders. In the Federal Communications Commission ("FCC") auction of wireless Personal Communications Services ("PCS") licenses, Sprint Spectrum LP won the rights to several markets that overlap service territories operated by the Company. Under FCC rules, Sprint was required to divest or reduce its cellular holdings in certain markets to clear conflicts with the PCS licenses awarded to Sprint Spectrum LP. For these reasons, Sprint and its Board of Directors decided to pursue a spinoff of the cellular operations of Sprint.

   On March 7, 1996, the spinoff was consummated and the Company became a separate, publicly traded company. Concurrent with the spinoff, a new Plan was established by which identical investment funds were adopted and all account balances for the Company's associates were transferred from the Sprint Retirement Savings Plan to the Plan.

   General

   The Plan is a defined contribution plan established and sponsored by the Company and is intended to qualify under Section 401(a) of the Internal Revenue Code (the "Code").

   The Plan  includes a  qualified  cash or deferred  arrangement  as defined in
   Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Eligibility

   Elective deferrals made by associates to the Plan are voluntary. Individuals employed by the Company for more than one year and who are not represented by a collective bargaining unit are eligible to participate. Regular full-time employees who have attained age 35 but not yet completed one year of service are also eligible to participate in the Plan.

               360 COMMUNICATIONS COMPANY RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1996


1. DESCRIPTION OF THE PLAN (continued)

   Contributions

   Participants can contribute up to 16% of their eligible pay to a pre-tax account, provided total contributions to the pre-tax account did not exceed an annual limitation of $9,500 for the 1996 Plan year. The percentage that can be contributed by participants who meet the definition of a highly compensated employee as defined in the Code is periodically recomputed in order to maintain compliance with the permitted disparity provisions of the Code. The annual limitation on contributions to the pre-tax account is established under the Code. Currently contributions are allowed to only the pre-tax account. Subject to certain limitations and restrictions, the Plan permits participants to make rollover contributions from other plans qualified under sections 401(a) of the Code.

   The Company makes a dollar for dollar matching contribution to the Plan. Contributions in excess of 6% of each participant's pay are not included in this calculation of the Company contribution. Contributions are made in cash or Company stock with a market value equal to the Company contribution requirement.

   Effective December 1996, the Company introduced an age-related contribution referred to as the age-progressive contribution in the Plan. This age-related contribution is available for eligible participants in the Plan who have attained age 25 and are employed by the Company as of the last pay period each year. Employees not enrolled in the Plan that have completed one year of service or are age 35 or older are still eligible for the age-progressive contribution. If an investment election does not appear on file for eligible participants at the time the age-progressive contribution is made, the allocation is automatically invested in the PIMCO Total Return Bond Fund ("Bond Fund").

   Investment Funds

   Participants may direct their contributions into any of seven funds managed by Fidelity Investments Institutional Services Company, Inc.: the Equity Income Fund, Magellan Fund, Managed Income Fund, Over the Counter Fund, Bond Fund, Overseas Fund and Company Stock Fund. Company contributions are invested in the same investment funds as plan participant contributions.

   The Bond Fund has been invested in the PIMCO Total Return Investment Fund, Inc. The Company Stock Fund invests in 360 Communications Company common stock. The Managed Income Fund is managed by Fidelity Management Trust Company and is invested in a pool of investment contracts issued by various insurance companies and banks. Since the spinoff, Company associates participating in the Plan cannot elect to invest money into the Sprint Stock Fund. The Company is discontinuing the Fund after March 31, 1998.

   Participants may redirect the funds in which their current contributions are invested each pay period. In addition, participants may also transfer existing balances between funds on any week day, except holidays when the New York Stock Exchange is closed. However, certain limitations do apply in that at no time can transfers be made directly or indirectly (within 90 days) from the Managed Income Fund to the Bond Fund.

               360 COMMUNICATIONS COMPANY RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1996

1. DESCRIPTION OF THE PLAN (continued)

   The following represents the number of Plan participants in each investment fund at December 31, 1996.

           Magellan Fund                                          1,267
           Equity Income Fund                                     1,326
           Managed Income Fund                                    1,130
           Bond Fund                                              1,164
           Overseas Fund                                            626
           Company Stock Fund                                     2,122
           Over the Counter Fund                                    545
           Sprint Stock Fund                                      1,707


   Vesting

   Participants are 100% vested in their participant contribution accounts at all times.

   Participants have an immediate 100% vested right to their Company contributions upon 5 or more years of continuous service with the Company. Earlier vesting may occur, if while an employee of the Company, a participant: (1) attains age 65, (2) incurs a permanent and total disability,
   (3) dies, or (4) receives approval of the Company's Board of Directors under certain circumstances.

   Terminating participants who do not meet these vesting guidelines forfeit the non-vested portion of the Company contribution. Such amounts are used to offset future Company contribution requirements.

   Withdrawals

   Participants may withdraw the vested value of their account when they retire, terminate employment with the Company, reach age 59 1/2, meet "hardship" requirements defined in the Code, or become permanently and totally disabled. Withdrawals may also be made from the after-tax portion of their account and the vested portion of their Company contribution account that has been held by the Plan for two full calendar years following the year of contribution. These withdrawals may not be made more often than twice per year. The minimum withdrawal is the lesser of $1,000 or 50% of the amount that may be withdrawn.

   Participant Loans

   Participants may borrow the lower of (1) one-half of the total value of their vested account balance, (2) $50,000 reduced by the highest outstanding balance of the participant's loan from the Plan during the one year period ending on the date the loan is made, or (3) the total value of their pre-tax account. The minimum loan is $1,000. Participants may have no more than two loans outstanding from the Plan at a time. Amounts borrowed by participants must be repaid within 5 years and no sooner than 6 months. In the event that the proceeds of the loan are used to acquire a participant's principal residence, the maximum repayment period may be as much as 25 years. The interest rate charged on loans is set by an administrative committee.

               360 COMMUNICATIONS COMPANY RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1996

1. DESCRIPTION OF THE PLAN (continued)

   Participant Accounts

   A separate account is maintained for each participant in the Plan. Each participant's account is adjusted for (a) Company contributions made on behalf of the participant, (b) the participant's own contributions made to the Plan, including rollover contributions, (c) the participant's share of any investment income (losses), (d) withdrawals, (e) loans, (f) forfeitures of Company contributions due to the participant's withdrawal and (g) transfers directed by the participant from one investment fund to another.

   Administration and Plan Expenses

   The Plan is administered by the Administrative Committee ("Committee") established pursuant to the Plan. Administrative expenses are paid for by the Company. Mutual funds offered under the Plan incur fees related to their daily operations. These expenses are paid out of the Plan's mutual fund assets and are reflected in their share price or dividends; they are neither billed directly to participants nor deducted from their accounts. Certain administrative charges for employee loans are charged to participants with outstanding loans.

   Termination

   Although the Company has not expressed an intention to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. Should the Plan terminate, the accounts of all participants will become non-forfeitable as of the date of termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The  following  is a summary of the  significant  accounting  policies of the
   Plan:

   Valuation of Investments

   Investments of the Plan are generally valued at fair market value. The fair market value of the common stock, equity mutual funds, and the bond mutual funds is based on the value of the last reported sale on the last business day of the year. Loans to participants are valued at their principal balance.

   Interest

   Income from the investments is recorded as earned on an accrual basis.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, increases and decreases included in the financial statements. Actual results could differ from these estimates.

               360 COMMUNICATIONS COMPANY RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1996

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   Income Tax Status

   The Internal Revenue Service ("IRS") previously informed Sprint that its plans met the requirements of the Code and, therefore, qualified for favorable tax treatment. The Company has applied for a determination letter from the IRS as to whether the restated Plan continues to meet the requirements for qualified tax status. Though the Company has not received a response from the IRS, it believes the Plan will continue to constitute a qualified plan under the Code. As a result, no provision for income taxes is included in these financial statements.

   In the event the IRS determines that the revised Plan does not qualify, the Plan will be further amended in order to obtain a favorable determination as to its qualified status. The Company does not expect that such additional amendments, if any, would have a material effect on the net assets available for benefits or changes in net assets available for benefits.

   The Plan is required to be administered in accordance with the Plan document and the Code. The Company is not aware of any series of events or circumstances that would adversely impact the Plan's qualified status.

   Withdrawals

   Withdrawals, other than cash, are recorded at the fair market value of the assets on the date of distribution.

3. INVESTMENTS

   The following table presents the cost and fair value of Plan investments that represent 5% or more of the Plan's net assets available for benefits (in thousands):

                                                 December 31, 1996
                                        ------------------------------------
                                               Cost           Fair Value
                                        ----------------- ------------------
Investments at Fair Value as
Determined by Quoted Market Price:
Common Stock:
     Company Stock Fund                      $  7,007        $   7,087
     Sprint Stock Fund                         11,598           12,744
Fidelity Equity Mutual Funds:
     Magellan Fund                              5,643            5,499
     Equity Income Fund                         7,021            7,489
Managed Income Fund                             6,503            6,503

Investments at Estimated Fair Value:
     Loan Receivables, net                      2,024            2,024

                             SUPPLEMENTAL SCHEDULES

                           360 COMMUNICATIONS COMPANY
                             RETIREMENT SAVINGS PLAN
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1996
                             (Thousands of Dollars)

  Description of Assets        Shares             Cost              Fair Value
-------------------------  -------------     ---------------     ---------------

Bond Fund                       100,381       $       1,038       $       1,054

Company Stock Fund              696,151               7,007               7,087

Magellan Fund                    68,181               5,643               5,499

Equity Income Fund              174,847               7,021               7,489

Over the Counter Fund            47,516               1,539               1,554

Overseas Fund                    46,197               1,405               1,425

Managed Income Fund           6,502,533               6,503               6,503

Sprint Stock Fund             1,157,492              11,598              12,744

Loan Receivables, net                                 2,024               2,024
                          --------------     ---------------    ----------------

                              8,793,298       $      43,778       $      45,379
                          ==============     ===============    ================

                           360 COMMUNICATIONS COMPANY
                             RETIREMENT SAVINGS PLAN
                 Item 27d - Schedule of Reportable Transactions
             March 7, 1996 (Date of Inception) to December 31, 1996
                             (Thousands of Dollars)

                                                             Fair
                        Type of      Number of               Market    Realized
Description of Assets  Transaction  Transactions   Cost      Value   Gain/(Loss)
---------------------  ----------- ------------- --------- -------- ------------

Category (iii) = A series of transactions in excess of 5% of plan assets

Bond Fund               Purchases       114       $ 1,111    $ 1,111    $   -
                        Sales            81            73         74        1

Company Stock Fund      Purchases       176         8,626      8,626        -
                        Sales           152         1,700      1,787       87

Magellan Fund           Purchases       166         6,644      6,644        -
                        Sales           141           921        816     (105)

Equity Income Fund      Purchases       171         7,545      7,545        -
                        Sales           135           536        552       16

Over the Counter Fund   Purchases       130         1,631      1,631        -
                        Sales            53            95         98        3

Overseas Fund           Purchases       136         1,559      1,559        -
                        Sales            87           155        156        1

Managed Income Fund     Purchases       156         9,165      9,165        -
                        Sales           156         2,662      2,662        -

Sprint Stock Fund       Purchases       153        13,861     13,861        -
                        Sales           152         2,553      3,500      947


There were no category (i), (ii) or (iv) transactions during the year.

                                    SIGNATURE


The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                              360 COMMUNICATIONS COMPANY
                                              RETIREMENT SAVINGS PLAN


                                              By:   /s/ Gary L. Burge
                                                    Gary L. Burge
                                                    Investment Committee Member


Date:  June 24, 1997

                                  EXHIBIT INDEX



Exhibit
Number                        Description of Exhibits
------                        -----------------------


23         Consent of Ernst & Young LLP.